UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004 (August 11, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

The chart filed as Exhibit A compares some of the material provisions of the Constitution of The News Corporation Limited, an Australian company (the “TNCL Charter”), with the proposed certificate of incorporation of News Corporation, a Delaware corporation (“News Corp US”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: August 11, 2004	By:	/S/ ARTHUR M. SISKIND
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System

A.	Comparison Chart.	6

News Corporation Reorganization

COMPARISON OF CERTAIN CHARTER PROVISIONS

I.	Introduction

The following chart compares the material provisions of the Constitution of The News Corporation Limited, an Australian company (the “TNCL Charter”), with the current (2004) draft provisions of the proposed certificate of incorporation of News Corporation, a Delaware corporation (“News Corp US,” and its certificate of incorporation, the “News Corp US Charter”).

Pursuant to the proposed scheme of arrangement:

•	Every two TNCL preferred limited voting ordinary (nonvoting) shares would be exchanged for one share of Class A Common Stock of News Corp US; and

•	Every two TNCL ordinary (voting) shares would be exchanged for one share of Class B Common Stock of News Corp US.

II.	Summary of Provisions

Feature		TNCL Charter (Australia)	News Corp US Charter (Delaware)	Comments

1.	Share Capital and Par Value	Although the TNCL Charter provides for share capital of A$2.5 billion divided into 5 billion shares of A$0.50 each, the concepts of authorized capital and of par value have been eliminated in Australia.	9.2 billion authorized shares, $0.01 par value per share.

2.	Authorized Classes of Securities	Authorizes preferred limited voting ordinary shares (“preferred shares”), ordinary shares, non-voting ordinary shares, redeemable ordinary shares, converting preference shares, perpetual preference shares and redeemable preference shares. Only ordinary shares and preferred shares are currently on issue.	Authorizes 6 billion shares of Class A Common Stock, 3 billion shares of Class B Common Stock, 100 million shares of Series Common Stock and 100 million shares of Series Preferred Stock (rights of Series Common Stock and Series Preferred Stock to be set by directors).

EXHIBIT A

Feature		TNCL Charter (Australia)	News Corp US Charter (Delaware)	Comments

3.	Voting Rights of Class A Common Stock (General)

The preferred shares generally vote together with the ordinary shares (as a single class) only:

1.      on a proposal to reduce share capital, to wind up or during the winding up of the company, or on a proposal for the disposal of the whole of the property of the company;

2.      on a proposal that affects the rights attached to the preferred shares;

3.      when any dividend with respect to preferred shares is in arrears; and

4.      on a proposal to approve the terms of a buy-back agreement.

Preferred shares are also entitled to vote as a separate class with respect to the issue of other preference shares ranking prior to (or conversion of shares into preference shares ranking prior to or equally with) the preferred shares.

Class A Common Stock vote together with the holders of Class B Common Stock as a single class on the following matters only:

1.      on a proposal to dissolve or liquidate;

2.      on a proposal to sell, lease or exchange all or substantially all of the company’s property and assets;

3.      on a proposal to merge or consolidate if the company’s stockholders would own less than 60% of the surviving company; and

4.      on any matter to come before stockholders during a period in which a dividend on the Class A Common Stock is declared and remains unpaid after the payment date.

Under Delaware law, directors are generally entitled to approve capital reductions (other than reductions in par value), buy backs and issuances of additional securities (including preferred securities) if the class has previously been authorized. A class vote by shareholders of an affected class would be required in connection with amendments to the certificate of incorporation that adversely affect the rights, powers or preferences of a class, or change the par value of a class.

Class A Common Stock generally would lose its current ability to vote on:

1.      capital reductions (Under Delaware law the Board generally may approve);

2.      buy-back arrangements (Under Delaware law the Board generally may approve); and

3.      issuance of additional stock (Delaware charter has “blank check” authority regarding further issuance of Series Common Stock and Preferred Stock).

Class A Common Stock generally would gain the ability to vote on:

1.      the sale of “substantially all” of the company’s assets (as opposed to their current ability to vote only on the disposal of the whole of the company’s assets); and

2.      a merger or consolidation where the company’s stockholders would own less than 60% of the resulting company.

Feature		TNCL Charter (Australia)	News Corp US Charter (Delaware)	Comments

4.	Voting Rights of Class B Common Stock (General)

Full voting rights.

Under Australian law, matters that are submitted to a stockholder vote generally will pass if approved by a majority of the votes cast. On a show of hands each shareholder has one vote and on a poll a shareholder has one vote for each share held. Generally matters are voted on a poll.

Full voting rights.

Except as set forth below, matters that are submitted to a stockholder vote generally will pass if approved by a majority of the votes cast at a shareholder meeting (and a majority of the votes outstanding in case of significant events such as a proposed merger, sale of substantially all company assets, dissolution or charter amendment).

5.	Election/Removal of Directors

Directors are elected by majority vote of the ordinary shares (except in limited circumstances where preferred dividends are in arrears, in which case preference shares vote with ordinary shares).

TNCL shareholders may remove a director for any reason with the vote of a majority of the votes cast at a shareholder meeting.

Directors will be elected by a plurality vote of the Class B shares. Directors can only be removed by a majority vote of the outstanding Class B shares and only for cause.

Feature		TNCL Charter (Australia)	News Corp US Charter (Delaware)	Comments

6.	Supermajority Provisions

Under Australian law, a 75% vote (of the votes cast) is required for certain significant actions, including a change to the Constitution, change of the corporate name, and a proposal to voluntarily liquidate and wind up the company.

To approve a scheme of arrangement between the company and its members, the voting majority required at each meeting is (i) a majority in number of the stockholders who vote in person or by proxy and (ii) at least 75% of the votes cast at the meeting. Each class of securities votes separately.

Under the News Corp US Charter, a supermajority vote (65% of the outstanding Class B shares) is required to:

1.      amend the by-laws of the company by stockholder action; and

2.      amend certain provisions of the charter dealing with the number and election of directors, restrictions on stock transfer/ownership, action of stockholders by written consent or amendment to the charter.

7.	Stock Exchange Voting Requirements

Subject to certain exceptions, the ASX Listing Rules prohibit the following unless prior shareholder approval is obtained:

1.      the issuance (or agreement to issue) by a company of equity securities to a related party;

2.      the issuance (or agreement to issue) by the company of equity securities in any 12-month period which amount to more than 15% of its ordinary securities;

NYSE rules generally require stockholder approval (of a majority of the votes entitled to be cast, with the requirement that the total votes cast, both for and against the matter, are at least 50% of all votes entitled to be cast) of an issuance of common stock:

1.      to a related party or its affiliate if the number of common shares issued exceeds 1% of either the total number of common shares outstanding or of the voting power outstanding before the issuance (or 5% if the issuance relates to a sale of stock for cash at a sufficiently high price);

Following completion of the proposed transaction, News Corp US will be listed on the ASX as a foreign exempt entity and will not be subject to compliance with the ASX listing rules set forth in this row.

Feature		TNCL Charter (Australia)	News Corp US Charter (Delaware)	Comments

3.      the disposal of a company’s main undertaking;

4.      the acquisition of a substantial asset from, or the disposal of a substantial asset to, (i) a related party, (ii) a subsidiary, (iii) a substantial shareholder or (iv) an associate of a person referred to in the preceding paragraphs; and

if required by the ASX, a significant change in the nature or scale of the company’s activities.

2. that will amount to 20% or more of either the voting power or the number of common shares outstanding; and 3. in connection with a change of control of the company.

8.	Stockholder Meetings

Under the Corporations Act, a general meeting must be called by, inter alia, the directors when required to do so by shareholders holding at least 5% of the total votes that may be cast at the general meeting or by at least 100 shareholders who are entitled to vote at the general meeting.

In addition, shareholders holding at least 5% of the votes that may be cast at a meeting may call a meeting at their expense.

Special meetings of stockholders may be called only by the chairman of the board, the vice-chairman of the board or by the board pursuant to a resolution approved by a majority of the entire board.

Feature		TNCL Charter (Australia)	News Corp US Charter (Delaware)	Comments

9.	Dividends

Preferred shares are entitled to preferential dividends not to exceed the greater of:

1.      the amount declared by the directors not to exceed 15 centum per annum (which we understand means 15% of the A$0.50 capital or A$0.075 per year), and

2.      an amount equal to 120% of the dividends declared during a financial year on an ordinary share.

In the event dividends are declared by the Board of Directors, Class A Common shares are entitled, during fiscal 2005, 2006 and 2007, to dividends equal to the greater of:

1.      the amount declared by the directors not to exceed $0.10 per year; and

2.      120% of the dividends declared with respect to a fiscal year on the Class B shares.

This dividend right will rank pari passu with the right to dividends conferred on holders of Class B shares.

Thereafter, the Class A holders will be entitled to receive an amount equal to the amount of dividends payable with respect to a fiscal year on the Class B Common Stock.

The Class A dividends will be greater than Class B dividends during the first three years, but pari passu as to ranking. Item 1 is intended to be equivalent to the Australian provision during the first three years, on the basis of two TNCL preferred shares becoming one share of Class A Common Stock pursuant to the share scheme, and adjusted for the exchange rate.

10.	Rights on Liquidation	On liquidation, capital and declared and unpaid dividends on the preferred shares are repaid prior to repayment of capital on ordinary shares; following repayment of capital on ordinary shares, any residue amounts are paid to holders of preferred and ordinary shares pro rata.	Class A Common Stock and Class B Common Stock share ratably in any distribution.	News Corp US non-voting stockholders would generally cease (as a matter of right) to have a liquidation preference.

Feature		TNCL Charter (Australia)	News Corp US Charter (Delaware)	Comments

11.	Takeover Offers/Substantial Share Acquisitions

Under the TNCL Charter, a person may not offer to acquire, or procure an offer to be made on behalf of a person to acquire, any ordinary or preferred share pursuant to a takeover scheme, takeover announcement or general offer unless such scheme, announcement or offer is made contemporaneously to the other class on comparable terms, which include the same consideration per share (except such differences as are attributable to accrued dividends).

In addition, the Corporations Act contains various provisions relating to share acquisitions, including a requirement that a person cannot acquire voting securities if the acquisition would result in a person increasing his voting power from 20% (or below) to more than 20% or from a starting point that is above 20% and below 90%, without making an offer to all shareholders on the same terms.

Under the News Corp US Charter, a holder of Class A Common Stock or Class B Common Stock may not sell, exchange or transfer such shares to a person who has made an offer for 15% or more of the shares of either class, unless such offer relates to both the Class A Common Stock and the Class B Common Stock (or if the offer relates only to one class, there is a contemporaneous offer for the other class) and the terms of the offer to both classes (or each class) are comparable. “Comparable” means that the percentage of outstanding shares of each class sought to be acquired, the rights and conditions of the offer and the amount of consideration offered per share are each substantially identical in regards to the Class A and Class B shares. The above provision would not apply to a merger, sale of all or substantially all the assets of the company, tender offer or exchange offer that is approved by the board.

The News Corp US charter further provides that in the event of any merger or consolidation of News Corp US with or into another entity, the holders of Class A Common Stock and the holders of Class B Common Stock will be entitled to receive substantially identical per share consideration.

News Corp US plans to opt out of DGCL 203 (the Delaware business combinations statute).

The News Corp US provision exempts board-approved tender or exchange offers from the requirement regarding “comparable” offers. Delaware law does not contain a compulsory offer provision similar to the Australian rule.

Feature		TNCL Charter (Australia)	News Corp US Charter (Delaware)	Comments

12.	Restrictions on Transfer - Regulation	The TNCL constitution provides that, where permitted to do so by law or listing rules, the company may refuse to register a transfer of shares where the registration of the transfer would result in a contravention or failure to observe the provisions of a law of an Australian state or territory.	In the event a change in ownership or transfers or attempted transfers of shares may create various regulatory restrictions or limitations on the company, the company may refuse to permit the transfer or suspend the rights of ownership of the shares at issue and may redeem such shares.

13.	Staggered Board	Staggered board.	Staggered board.

14.	Shareholder Action by Written Consent	Generally prohibited.	Prohibited.

15.	Shares of News Corp US Owned by its Subsidiaries (“Hook Stock”)	No TNCL majority-owned subsidiary owns shares in TNCL.

After the reorganization QPL and the Cruden Group, wholly owned subsidiaries of News Corp US, will own shares in News Corp US.

The News Corp US charter provides that shares owned by any News Corp US subsidiary (“Hook Stock”):

1.      will not be entitled to receive dividends;

2.      will not be counted as outstanding for any voting requirements, for purposes of applicable securities laws or other regulations or for any other purpose (except as otherwise specified); and

3.      may not be transferred to any person who has triggered the “comparable offer” provision of the charter, regardless of the terms of such offer.

News Corp US intends to treat hook stock as treasury stock for most purposes. A U.S. or Australian regulator may, however, for purposes of its own stock ownership tests, treat the shares as outstanding, thereby effectively decreasing the percentage of shares deemed to be held by significant shareholders.